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SEC FILE NUMBER
8-67915

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chimera Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

27 Union Square West, 4th Floor
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Peters	212-668-8700	rpeters@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska, LLP
(Name – if individual, state last, first, and middle name)

141 W Jackson, Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

March 24, 2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER GRIMALDI _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CHIMERA SECURITIES, LLC _____, as of 12/31 _____, 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CCO / MANAGING PARTNER

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CHIMERA SECURITIES, LLC

**FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

December 31, 2025

PUBLIC

Contents



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Chimera Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Chimera Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Chimera Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Chimera Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Chimera Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as Chimera Securities LLC's auditor since 2008.
Chicago, Illinois
February 12, 2026

CHIMERA SECURITIES, LLC

Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$	820,887
Receivable from broker-dealers		51,238
Securities owned, at fair value		39,369,941
Furniture, equipment, software, and leasehold improvements, at cost		
(net of accumulated depreciation and amortization of $1,446,595)		1,636,762
Operating lease asset		3,753,084
Other assets		432,062
TOTAL ASSETS		46,063,974

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Payable to broker-dealers	3,609,933
Securities sold, not yet purchased, at fair value	4,072,627
Operating lease liability	3,803,379
Accounts payable and accrued expenses	1,675,501
TOTAL LIABILITIES	13,161,440
Members' Equity	32,902,534
TOTAL LIABILITIES AND MEMBERS' EQUITY	46,063,974

See accompanying notes to financial statement

Notes to Financial Statement
For the Year Ended December 31, 2025

1. Organization and Nature of Business

Chimera Securities, LLC (the "Company"), a Delaware limited liability company, was formed on May 30, 2008. As of July 02, 2008, The Company was approved as a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company engages primarily in the proprietary trading of exchange-traded equity securities and equity options contracts. The Company has two classes of membership interest. Class A members participate in the Company's general activities and have management and voting rights. Class B members participate in their individual trading activities.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Revenue Recognition and Securities Valuation
Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly, gains and losses are recorded on unsettled transactions. All financial instruments are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 – Fair Value Measurement and Disclosures (see Note 4).

Realized and unrealized gains or losses from securities are included in trading gains in the statement of operations.

Other income for the year ended December 31, 2025 represents revenue earned from class action settlements.

Depreciation and Amortization
Furniture, equipment, and software are being depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are being amortized on a straight-line basis over the term of the associated lease. Depreciation and amortization expense totaled $947,520 for the year ended December 31, 2025.

Use of Estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
The Company is a limited liability company with all taxable income or loss recorded in the income tax returns of its members. During the year ended December 31, 2025 the company had a total tax expense of $5,220,834 for the state and local tax on behalf of members for the pass-through entity tax.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2022. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2025.

3

Notes to Financial Statement
For the Year Ended December 31, 2025

2. Summary of Significant Accounting Policies, continued

Cash Equivalents
Cash equivalents consist of money market deposits with maturities of less than three months.

Accounting for Leases

In February 2016, the FASB amended the guidance on accounting for leases. The new guidance required lessees to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease.

At adoption, the Company recognized lease liabilities of $3.7 million, representing the present value of the remaining minimum fixed lease payments based on the incremental borrowing rates as of June 2019. Changes in lease liabilities are based on current period interest expense and cash payments. The Company also recognized ROU assets of $3.1 million at adoption, which represents the measurement of the lease liabilities and includes lease incentives received. For further information, see Note 6 – Commitments. During the year ended December 31, 2025, the Company extended their lease and recognized the ROU of 3.9 million and lease liabilities of 3.9 million. Company used the rate of 9.5%.

Recent Accounting Pronouncements

The Company has assessed recent accounting pronouncements and determined that there are no pronouncements that would be expected to have a material impact on the financial statements.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of proprietary trading. As described in FASB ASU 2023-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Managing Partner. The CODM reviews net gains and expenses presented on a consolidated basis consistent with the presentation of the statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. The measure of segment assets is reported on the consolidated balance sheet as total assets. As a result, the Company in its entirety is a single reportable segment. The accounting policies of the Company's single reportable segment are the same as those described in this Note 2. Refer to Note 1 for a description of the single segment's business.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326)* ("ASU 2016-13"). The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about an entity's expected credit losses on financial instruments and other commitments to extend credit at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Subsequent to issuing ASU 2016-13, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2016-13, as well as providing codification improvements and targeted transition relief under the standard. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2016-13. The adoption of this standard on January 1, 2020 did not have a material impact on the Company's financial statements. At December 31, 2025 the Company did not have any allowance recorded for credit losses.

Notes to Financial Statement
For the Year Ended December 31, 2025

3. Financial Instruments

ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such does not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include equity and index options contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading losses in the statement of operations.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms at a specified future date. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with whom it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

4. Fair Value Measurement and Disclosure

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuations techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• **Level 1** inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

• **Level 2** inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• **Level 3** are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Notes to Financial Statement
For the Year Ended December 31, 2025

4. Fair Value Measurement and Disclosure, continued

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

The Company values its investments based on the following principles and method of valuation:

Investments in equities and equity options listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within Level 2.

Investments in securities sold short, not yet purchased represent obligations to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

Investments in exchange-traded derivatives, such as exchange-traded option contracts, are typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2025:

Level 1:
  Assets

Securities owned, at fair value:	
Stocks	38,790,865
Equity Options	579,076
	$ 39,369,941

Liabilities
Securities sold, not yet purchased, at fair value:	
Stocks	3,691,093
Equity Options	381,534
	$ 4,072,627

At December 31, 2025, the Company held no Level 2 or Level 3 investments.

Notes to Financial Statement
For the Year Ended December 31, 2025

5. Clearing Agreements

The Company has a clearing agreement with Clear Street, LLC. The agreement requires that the Company maintain a minimum net liquidating equity of $250,000.

6. Commitments

The Company conducts its operations in leased office facilities under a non-cancellable lease with a rent escalation rate of 2.5% that expired on March 31, 2025. As of April 1, 2025, the Company conducts its operations in leased office facilities under a non-cancellable lease with a rent escalation rate of 2.5% that expires March 31, 2035. In accordance with ASC 842, the Company has recorded a right of use asset and a lease liability based on the present value of the future payments calculated with a 7.5% discount rate and as of April 1, 2025 a 9.5% Discount rate. Annual rentals are charged to current operations. Rent expense for office facilities for the year ended December 31, 2025 totaled approximately $847,000.

Year Ending December 31,	Amount
2026	624,320
2027	624,320
2028	624,320
2029	624,320
2030	624,320
Thereafter	2,653,360
Total	5,774,960
Imputed Interest	(1,971,581)
Present Value of lease Liability	$ 3,803,379

7. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated. The Company was not party to any guarantee arrangements at December 31, 2025.

Notes to Financial Statement
For the Year Ended December 31, 2025

8. Credit Concentration

At December 31, 2025, significant credit concentrations consisted of approximately $31.7 million, representing the fair value of the Company's trading accounts carried by its clearing broker, Clear Street, LLC. Management does not consider any credit risk associated with these receivables to be significant.

At December 31, 2025, the Company had a cash balance at one bank in excess of FDIC limits by $570,886. Management does not consider any credit risk associated with this receivable to be significant.

9. Related Party Transactions

The Company has entered into an expense sharing agreement with Blink Securities, LLC, an affiliate of the Company by common ownership. The terms of the expense sharing agreement provide that any expenses paid by the Company, such as salaries, rent and other various operating expenses are to be repaid by the affiliate at cost. Expenses recorded by the affiliate for services provided on behalf of the affiliate was $44,336 as of December 31, 2025, and are included in employee compensation and benefits, rent, professional fees, communications and data processing and other operating expenses on the statement of operations of the affiliate. As of December 31, 2025, there was no balance due from the affiliate.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or $6\frac{2}{3}$ percent of "aggregate indebtedness", as defined.

At December 31, 2025, the Company had net capital and net capital requirements of $27,391,033 and $115,053, respectively.

11. Contingencies

The Company, in the normal course of business, may be subject to various legal and regulatory proceedings. These matters are vigorously defended as they arise. The Company provides for expenses associated with such claims when such amounts are probable and can be reasonably estimated. The Company currently does not have any material amounts accrued for legal or regulatory proceedings.

12. Subsequent Events

The Company's management has evaluated events and transactions through February 12, 2026, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements, other than those noted below.

The Company received $225,000 in capital contributions during the subsequent events period and has remitted $6,444,071 in capital distributions. The Company has remained in regulatory compliance throughout the subsequent events period.